Exhibit 99.1

Proposed Funding Term Sheet, March 16, 2011

CPEX Dividend Recapitalization via Rights Issue for new Notes

Summary of Proposed Transaction	Dividend recapitalization of $28.00 per share to be funded by new notes, existing cash on CPEX Balance Sheet, and options proceeds

Amount of Notes	$85,256,000 (approximately)

New Debt Funding	Funding via tradable rights issue to existing shareholders to subscribe for new debt and shares

Funding Date	July 1, 2011 targeted

Rights issue backstop participants	Kingstown Capital $28,000,000 Nantahala Capital Management $15,500,000 Weiss Asset Management $10,400,000 Mangrove Partners $7,099,658 KVO Capital Management, LLC $5,500,000

Interest Rate on Notes	LIBOR + 14%

LIBOR Floor	1%

LIBOR Definition	90-Day LIBOR

Maturity	December 31, 2024

Interest Payments	Quarterly in arrears

Rights Description

1 right issued for each Share/Option/Restricted Share. 35 rights plus $780 can be exchanged for a 1 new note and 20 new 12-year warrants struck at $0.01 each and immediately exercisable. Warrants to be registered and rights to be freely tradable

Par Value of Notes	$1,000

Share consideration	Shares that do not participate in the tax-free exchange option will receive a $28.00 special dividend

Backstop Fees	2% cash fee plus 3,750,000 new European style 10-year warrants struck at $0.01 each and exercisable only at expiration. Warrants to be registered

Prepayment Penalty	None

Change of Control Put	None

Debt / legal service account	6-months of interest based on quarterly ending debt balance

Royalty Stream Placement	Royalty Stream to be placed into Special Purpose Vehicle (SPV) whereby 100% of SPV equity owned by CPEX

Security	Senior secured obligation of SPV and CPEX Pharmaceuticals including CPEX guaranty

Limitation on Indebtedness	No additional debt allowed at SPV. Basket for $2.5 million unsecured or pari passu debt at CPEX Corporate

Quarterly Cash Flow Sweep Mechanism	100% excess cash flow at SPV to repay debt. Cash flow shall be paid as follows:

	1.	First, revenue shall be added to the debt service reserve to create starting SPV cash balance

	2.	From starting SPV cash balance interest due to note holders shall be paid

	3.	From remaining cash after payment of interest, debt service reserve shall be replenished

	4.	From cash after debt service reserve replenishment, cash taxes for CPEX (the consolidated filer) shall be paid. Checks to be issued directly to U.S. Treasury and state(s), as appropriate

	5.	From remaining cash after payment of cash taxes, funds to reimburse prior quarter G&A at CPEX shall be released in an amount not to exceed $1.25 million per quarter

	6.	From remaining cash after reimbursement of G&A, prior quarter capex is reimbursed, not to exceed the available amount in the capex basket

	7.	All remaining cash after capex reimbursement to be applied to principal of then outstanding notes through a lottery system

SPV Change of Control	Automatic change of control with equity conveyance to trustee/lenders in event that SPV is unable to fully replenish debt service account or in event that CPEX files for bankruptcy

SPV Dissolution	SPV to be dissolved when all note principal repaid

Legal expenses for royalty	CPEX to pay all legal expenses as part of G&A. Responsibility for legal expenses to transfer to SPV in event SPV change of control occurs

Management Options and Restricted Shares

Rights to be issued to options and restricted shareholders. Restricted shares and options to receive special dividend net of options strike price. Cashless exercise allowed for pro rata participation in new securities

Board Representation	Board expanded to 8 members with 2 new shareholder representatives TBD by vote of note holders in consultation with existing Board

Public Reporting	CPEX shall include a full accounting of cash flow sweeps with quarterly financials

Capex basket	Starting capex basket of $250,000 to increase quarterly by the amount by which incurred capex is below $50,000 and to decline by the amount by which prior quarter capex exceeds $50,000

Related Party Transactions	CPEX to covenant not to engage in any related party transactions without the express approval of a majority of shares voted at a special or annual meeting of stockholders

Tax refunds	Any tax refunds received shall be paid into SPV and shall become part of quarterly starting cash balance in quarter tax refund received

Change of Control	A change of control shall not have taken place as a result of this transaction per preliminary legal review

Minimum backstop allowance

In the event that more than 25% of the rights are subscribed for, investor demand will be prorated such that the backstop parties purchase 75% of the new securities. Shares and rights not accepted due to proration will receive $28.00 in cash

Tax-free exchange option

To the extent allowable, an alternative will be given to shareholders to make a tax free exchange of rights plus shares for new notes, new shares, new warrants, and a pro rata share of excess cash (to be confirmed)

This is an indicative term sheet only. It is not a binding proposal or offer or agreement. No party shall have any obligation to proceed with a transaction unless and until definitive transaction documents have been agreed and signed by the parties.